September 2, 2016

VIA EDGAR CORRESPONDENCE

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Overseas Shipholding Group, Inc.

Registration Statement on Form S-3

Filed August 9, 2016

File No. 333-213035

Dear Ms. Nicholson,

On behalf of Overseas Shipholding Group, Inc. (the “Company”), set forth below are responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 22, 2016, with respect to the above referenced Registration Statement on Form S-3 filed on August 9, 2016 (the “Registration Statement”).

The Company has filed today a pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response.

Prospectus Summary, page 1

Our Company, page 1

1.	We note your disclosure on page 1 that you operate your vessels in two strategic business units, the U.S. Flag market through your subsidiary OSG Bulk Ships, Inc. and the International Flag market through your subsidiary OSG International, Inc. Please revise your discussion of your business to address the spin-off of OSG International, Inc. and the effect the spin-off may have on your business. In addition, please revise your Risk Factors section to address any related risks that are material.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 2

The Company acknowledges the Staff’s comment and respectively advises the Staff as follows:

We note that the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which is incorporated by reference into the Registration Statement, includes disclosure regarding the potential spin-off of OSG International, Inc. (the “Spin-Off”). We have supplemented the information incorporated by reference into the Registration Statement by revising the Prospectus Summary section to address the effect the Spin-Off may have on the Company’s business and the Risk Factors section to address potential risks related to the Spin-Off.

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2864.

Very truly yours,

By:	/s/ Jeffrey D. Karpf, Esq.
Jeffrey D. Karpf, Esq

.

cc:	Ian T. Blackley

James D. Small III, Esq.

Overseas Shipholding Group, Inc.

John T. Gaffney, Esq.

J. Alan Bannister, Esq.

Gibson, Dunn & Crutcher LLP